Form ATS-N
BofAS CRD # 283942

Part I: **Identifying Information**

Item 8: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Rae, Glen Alexander	6300829	Individual	Chief Legal Officer	08/2019	Less than 5	N	N
Guardino, Joseph Anthony Jr	2907957	Individual	Chief Operations Officer & FINOP	09/2015	Less than 5	N	N
Alam, Syed Faruqe	2394838	Individual	Chief Financial Officer	09/2019	Less than 5	N	N
Zuberi, Soofian J Jalil	2372292	Individual	Director & Chief Executive Officer	02/2022	Less than 5	Y	N
Chepucavage, Laura P	4672504	Individual	Director	02/2022	Less than 5	Y	N
Gadkari, Sarang Rajan	2522409	Individual	Director	02/2022	Less than 5	Y	N
Bhatia, Kashyap P	6110368	Individual	Chief Compliance Officer/Broker-Dealer	08/2022	Less than 5	N	N
Bliss, Claire Renee	6588570	Individual	Chief Compliance Officer/Registered Investment Adviser	09/2022	Less than 5	N	N
McQueen, Matthew C	4204052	Individual	Director	05/2024	Less than 5	Y	N

Part III: **Manner of Operations**

      Item 14: Counter-Party Selection

           a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

                ☒ Yes   ☐ No

                If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can request that their orders, other than IXCC Orders, and conditional placements only interact with particular counterparty segment classifications, as described in Part III, Item 13. Subscribers cannot make counterparty segment classification selections for IXCC Orders. For other orders and conditional placements, Subscribers can select the particular segment classifications with which they do and do not want to trade. Indirect Subscribers can submit segment classification restriction requests through the Sales team. Indirect Subscribers can request that a particular segment classification restriction be applied to all of their orders or that a particular segment classification be applied to only their day orders (not IOC orders). These requests can only be implemented by a BofAS employee and are implemented after normal trading hours. To the extent an Indirect Subscriber requests both overall and day-only segment classification restrictions, in the event of a conflict, the overall restriction will take priority. Direct Subscribers can request through the Sales team that a particular segment classification restriction be applied to their day orders (not IOC orders). Such requests can only be implemented by a BofAS employee and are implemented after normal trading hours. Direct Subscribers can also apply a segment classification restriction on an order-by-order basis via FIX message. To the extent a Direct Subscriber has both a day-only segment classification restriction and applies an order-specific segment classification restriction via FIX, the order-specific segment classification restriction will take precedence. Subscribers can request an analysis specific to their order flow (i.e. counterparty segment interaction) from a BofAS Sales employee.

In addition to segment classification restrictions, Subscribers can also or alternately preclude their orders and conditional placements (including IXCC Orders) from interacting with the principal orders or conditional placements of BofAS or principal orders or conditional placements of BofAS Affiliates via a principal order exclusion, as described in Part II, Item 3.

Subscribers can also preclude their orders (including IXCC Orders) and conditional placements from interacting with other orders and conditional placements based on order

quantity by using the MinQty attribute. Subscribers can use MinQty to exclude their orders and conditional placements from interacting with other orders or conditional placements on the basis of order arrival and residual (leaves) quantity. Subscribers can also elect to apply a Post Only attribute to their orders (other than IXCC Orders) or conditional placements. This attribute would exclude orders from interacting with preexisting orders or conditional placements if the incoming order would remove resting liquidity on the book. Subscribers communicate these order attribute-based restrictions via FIX messages. A Subscriber's use of Volatile Quote Protection may also prevent otherwise compatible orders (other than IXCC Orders) from matching. Subscribers sending Trajectory Orders can also use the Minimum Match Duration attribute to exclude their Trajectory Orders from interacting with other Trajectory Orders on the basis of match duration. Subscribers electing to use a MinQty attribute also may choose to have that attribute enforced with respect to certain Segment Classifications and ignored with respect to others.

By default, Instinct X applies a self-cross prevention feature which prevents a Subscriber order (including IXCC Orders) or conditional placement from crossing against an order or conditional placement originating from the same ~~account of a Subscriber. Note, the self-cross prevention feature will not prevent crosses between different accounts of the same~~ Subscriber. Broker-dealer Subscribers can opt out of the self-cross prevention feature by contacting their sales and/or coverage personnel.

> b.   If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No